FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK:945
June 12, 2003

Manulife Financial Announces Preferred Share Offering

Toronto – Manulife Financial Corporation will issue 14 million, 4.10% non-cumulative preferred shares at a price of $25.00 per share, for an aggregate amount of $350 million. The offering will be underwritten by a syndicate of investment dealers led by RBC Capital Markets and Scotia Capital Inc. Closing is expected to occur on or about June 19, 2003. Proceeds of the issue will be used for general corporate purposes.

The preferred shares will be issued under a prospectus supplement to Manulife’s base shelf prospectus dated October 7, 2002.

The preferred shares have not been and will not be registered in the United States under the U.S. Securities Act of 1933, as amended. The preferred shares will not be offered, sold or delivered in the United States and this press release does not constitute an offer to sell or a solicitation to buy the preferred shares in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$141.6 billion as at March 31, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

For more information, please contact:

Donna Morrison	Edwina Stoate
Vice-President, Corporate Communications	Vice-President, Investor Relations
(416) 926-5226 donna_morrison@manulife.com	(416) 926-3490 investor_relations@manulife.com